UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

THE CHILDREN’S PLACE, INC.
(Name of Registrant as Specified in Its Charter)

MACELLUM SPV II, LP
MACELLUM CAPITAL MANAGEMENT, LLC
MACELLUM ADVISORS GP, LLC
MCM MANAGERS, LLC
MCM MANAGEMENT, LLC
JONATHAN DUSKIN
BARINGTON COMPANIES EQUITY PARTNERS, L.P.
BARINGTON COMPANIES INVESTORS, LLC
BARINGTON CAPITAL GROUP, L.P.
LNA CAPITAL CORP.
JAMES A. MITAROTONDA
HILCO, INC.
SETH R. JOHNSON
ROBERT L. METTLER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 1, 2015

SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE

May [__], 2015

Dear Fellow Stockholders of The Children’s Place:

Macellum SPV II, LP (“Macellum”) and Barington Companies Equity Partners, L.P. (“Barington” and, collectively with Macellum and the other participants named in this solicitation, “Shareholders for Change at The Children’s Place” or “we”) are the beneficial owners of an aggregate of 441,670 shares of common stock, par value $0.10 per share (the “Common Stock”) of The Children’s Place, Inc., a Delaware corporation (“The Children’s Place” or the “Company”), including 92,700 shares of Common Stock underlying certain call options exercisable within sixty (60) days hereof.  We have nominated a slate of two (2) highly qualified director candidates for election to the Company’s board of directors (the “Board”) at The Children’s Place’s upcoming 2015 annual meeting of stockholders (the “Annual Meeting”).  We did so because we believe that the Board must be significantly reconstituted in order to ensure that the Company is being run in a manner consistent with the best interests of stockholders. The individuals we have nominated are highly qualified, capable and ready to serve stockholders to help The Children’s Place address the challenges ahead and evaluate open-mindedly all alternative strategies to make The Children’s Place a stronger, more profitable, and ultimately more valuable company.

Shareholders for Change at The Children’s Place was formed for the purpose of seeking to unlock value at The Children’s Place.  Our interests are fully aligned with the interests of all stockholders of The Children’s Place.  We believe that the Company is meaningfully undervalued and that a reconstituted Board is required to enhance stockholder value.  We have strong views regarding the future direction of the Company that we have clearly articulated to the Company in conversations with representatives of The Children’s Place and in a public letter to the Company.

We tried to work constructively with the Company to reconstitute the Board in a manner that would avoid a proxy contest.  Unfortunately, rather than work with us in this regard, the Company rejected our director nominees.

We are therefore seeking your support at the Annual Meeting to elect two (2) highly qualified director candidates with deeply relevant backgrounds for The Children’s Place, who would constitute a minority of the Board, if elected, and who are committed to reexamining the Company’s current strategy and focusing on specific opportunities to enhance value for stockholders.

The Board is currently composed of eight (8) directors, three (3) of whom are up for election at the Annual Meeting.   While the Board is currently divided into three classes, stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to declassify the Board at the Company’s 2014 annual meeting of stockholders.  The declassification of the Board will be phased in commencing with the Annual Meeting, and will therefore be fully declassified commencing with the 2017 annual meeting of stockholders.  We are seeking your support at the Annual Meeting to elect our two (2) nominees in opposition to two (2) of the Company’s director nominees.  Shareholders for Change at The Children’s Place believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of the Company’s corporate machinery.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about _________ __, 2015.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Jonathan Duskin & James A. Mitarotonda

Jonathan Duskin & James A. Mitarotonda
On behalf of Shareholders for Change at The Children’s Place

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Shareholders for Change at The Children’s Place’s proxy materials, please contact D.F. King & Co., Inc. at the phone numbers or email listed below.

D.F. KING & CO., INC.
c/o Richard Grubaugh
48 Wall Street
New York, N.Y. 10005
(212) 269-5550
Stockholders Call Toll-Free at: 800-515-4507
E-mail: plce@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 1, 2015

2015 ANNUAL MEETING OF STOCKHOLDERS
OF
THE CHILDREN’S PLACE, INC.
_________________________

PROXY STATEMENT
OF
SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Macellum SPV II, LP (“Macellum”) and Barington Companies Equity Partners, L.P. (“Barington” and, collectively with Macellum and the other participants named in this solicitation, “Shareholders for Change at The Children’s Place” or “we”) are significant stockholders of The Children’s Place, Inc., a Delaware corporation (“The Children’s Place” or the “Company”), who beneficially own in the aggregate approximately 2.1% of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company.

We are seeking to elect two (2) nominees to the Company’s Board of Directors (the “Board”) because we believe that the Board must be significantly reconstituted to ensure that the interests of the stockholders, the true owners of The Children’s Place, are appropriately represented in The Children’s Place’s boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.  We are seeking your support at the Company’s 2015 Annual Meeting of Stockholders, scheduled to be held on May 22, 2015 at 10:00 a.m., local time at Two Meadowlands Plaza, East Rutherford, New Jersey 07073 (including any adjournments or postponements thereof and any meeting that may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Shareholders for Change at The Children’s Place’s director nominees, Seth R. Johnson and Robert L. Mettler (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors to serve a two year term that will expire at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To ratify the selection of BDO USA, LLP, as the Company’s independent registered public accounting firm for fiscal 2015;

3.	To conduct an advisory vote to approve the compensation of the Company’s named executive officers (“Say on Pay”); and

4.	To consider and act upon such other business as may properly come before the Annual Meeting.

This proxy statement (“Proxy Statement”) and the enclosed BLUE proxy card are first being furnished to the stockholders on or about _________ __, 2015.

We are seeking to change a minority of the Board. This proxy statement (“Proxy Statement”) is soliciting proxies to elect not only our two (2) Nominees, but also the one candidate who has been nominated by the Company other than Norman S. Matthews and Stanley W. Reynolds. This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of three (3) nominees in total.  There can be no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

As of the date hereof, the members of Shareholders for Change at The Children’s Place collectively beneficially own 441,670 shares of Common Stock (the “Shareholders for Change at The Children’s Place Shares”), including 92,700 shares of Common Stock underlying certain call options exercisable within 60 days hereof.  We intend to vote all of the Shareholders for Change at The Children’s Place Shares that are eligible to vote FOR the election of the Nominees, FOR the ratification of the selection of BDO USA, LLP, as the Company’s independent registered public accounting firm for fiscal 2015, and AGAINST the advisory vote to approve the Say on Pay proposal, as described herein.

The Company has set the close of business on April 10, 2015 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 500 Plaza Drive, Secaucus, New Jersey 07094.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 20,751,651 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE IS NOT AWARE OF AT A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at http://www.[ ]

______________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Shareholders for Change at The Children’s Place urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Shareholders for Change at The Children’s Place’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Shareholders for Change at The Children’s Place, c/o D.F. King & Co., Inc. in the enclosed postage-paid envelope today .

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions .

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions about how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card that you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card that you may have previously sent to us.  Remember, you can vote for our two (2) Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

D.F. KING & CO., INC. c/o Richard Grubaugh 48 Wall Street New York, N.Y. 10005 (212) 269-5550 Stockholders Call Toll-Free at: 800-515-4507 E-mail: plce@dfking.com

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	On June 26, 2014, certain representatives of each of Barington and the Company engaged in a conference call during which they discussed the Company, its industry and strategy for the future.

•
On July 22, 2014, certain representatives of each of Barington and the Company engaged in telephonic discussions during which they further discussed the Company, its industry and strategy for the future.

•	On October 17, 2014, a representative of Macellum held a call with a representative of the Company to discuss the Company’s recent performance.

•	On December 17, 2014, certain representatives of Macellum held a call with a representative of the Company to further discuss the Company’s recent performance.

•	In summer of 2014, Jonathan Duskin, a representative of Macellum, called Kenneth Reiss, a member of the Board, pursuant to which Mr. Duskin expressed his concerns with the Company’s performance.

•
On March 11, 2015, Macellum and Barington delivered a letter to the Company’s Chairman, Norman S. Matthews, pursuant to which they expressed their belief, among other things, that despite the Company’s leading position in the children’s apparel market, the Company’s shares trade at a modest valuation due to investors’ concern about the Company’s deteriorating operating performance since 2010 under the leadership of current Chief Executive Officer, Jane Elfers.  In the letter, Macellum and Barington stated that they believe there are multiple ways to improve stockholder value at The Children’s Place, including improvements in the Company’s sales and margins, inventory management and capital allocation. Macellum and Barington further expressed their belief that there are likely a number of strategic and financial buyers who would be interested in acquiring the Company at a significant premium to its current trading valuation in order to capitalize on the Company’s leading position in the children’s apparel market, its stable operating cash flow, and substantial opportunities for working capital and operating improvements.  Macellum and Barington also issued a press release on March 11, 2015 disclosing the March 11th letter to Chairman Matthews.

•
Also on March 11, 2015, Mr. Duskin called Mr. Reiss to notify him of the March 11th letter to Chairman Matthews and expressed his desire to discuss the letter with Mr. Reiss.  There was no further contact between Messrs. Duskin and Reiss.

•
On March 22, 2015, James A. Mitarotonda, a representative of Barington, and Joseph Gromek, a member of the Board, engaged in telephonic discussions during which they discussed the Company and Board composition, as well as Mr. Gromek’s investment in a publicly-traded special purpose acquisition vehicle sponsored by Mr. Mitarotonda.  Mr. Mitarotonda stated that he preferred to work constructively with the Company and did not intend to engage in a proxy contest.

•
On March 24, 2015, Mr. Mitarotonda contacted Mr. Gromek to request a meeting with Mr. Matthews or other representatives of the Company to further discuss the Company.  Mr. Gromek recommended that he contact either the Company’s management or Mr. Matthews.

•
On March 31, 2015, the Company filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on Form DEF 14A in connection with the Annual Meeting.  In the definitive proxy statement, the Company announced that it scheduled the Annual Meeting for May 22, 2015, which is approximately two (2) to three (3) weeks prior to the Company’s historical annual meeting dates.

•	On March 31, 2015, Mr. Duskin called Mr. Matthews and left him a message requesting a phone call with Mr. Matthews.

•	On April 1, 2015, Mr. Duskin emailed Mr. Matthews following up on his March 31st request to set up a phone call with Mr. Matthews, which was subsequently scheduled for April 6, 2015.

•
On April 6, 2015, Messrs. Mitarotonda and Duskin had a telephone conversation with Mr. Matthews during which they discussed Board composition generally and the addition of representatives of Macellum and Barington to the Board.  Mr. Matthews indicated that he would discuss this proposal with the Board.

•	On April 7, 2015, Mr. Matthews emailed Mr. Duskin requesting a phone call with Mr. Duskin to be scheduled for April 9, 2015.

•
On April 9, 2015, Messrs. Mitarotonda and Duskin had a telephone conversation with Mr. Matthews during which Messrs. Mitarotonda and Duskin were informed by Mr. Matthews that the Board had rejected their request for Board representation.  Messrs. Mitarotonda and Duskin informed Mr. Matthews that in order to preserve their rights, they would deliver a nomination letter to the Company by the April 10, 2015 nomination deadline.  However, Messrs. Mitarotonda and Duskin also requested an opportunity to engage in further discussions as soon as possible in hopes of reaching a mutually agreeable arrangement with the Company.  Mr. Matthews then agreed to a meeting with Messrs. Mitarotonda and Duskin upon his return from vacation in two (2) weeks.

•
On April 10, 2015, Macellum and Barington delivered a letter (the “Nomination Letter”) to the Company’s Secretary, in accordance with the Company’s bylaws (the “Bylaws”), nominating Janet E. Grove, Seth R. Johnson and Robert Mettler for election to the Board at the Annual Meeting.

•	On April 13, 2015, the Company issued a press release announcing its receipt of the Nomination Letter and the Board’s decision to reject the election of the Nominees to the Board.

•	Also on April 13, 2015, the Company filed a preliminary proxy statement with the SEC on Form PREC14A in connection with the Annual Meeting.

•	On April 17, 2015, the Company filed a revised preliminary proxy statement with the SEC on Form PRER14A in connection with the Annual Meeting.

•	On April 23, 2015, the Company filed a definitive proxy statement with the SEC on Form DEFC14A in connection with the Annual Meeting.

•	On April 23, 2015, Shareholders for Change at The Children’s Place filed a preliminary proxy statement with the SEC on Form PREC14A in connection with the Annual Meeting.

•	On April 27, 2015, Shareholders for Change at The Children’s Place issued an investor presentation outlining in detail its views regarding why immediate change is necessary at The Children’s Place.

•	Also on April 27, 2015, Shareholders for Change at The Children’s Place issued a press release announcing its release of the investor presentation.

•
On April 29, 2015, certain representatives of Macellum and Barington had a phone call with certain representatives of the Company, during which the Company refused to discuss the business or the views of Macellum and Barington unless they withdrew their nominees.

REASONS FOR THE SOLICITATION

We are soliciting your support to elect our Nominees at the Annual Meeting because we have been extremely dissatisfied with the performance of the Company under its current Board.  We believe that the Board needs to be reconstituted with directors that have the experience, the independence, and the stockholder-oriented mindset to oversee and implement the changes necessary to enhance stockholder value.

We believe The Children’s Place is an attractive investment opportunity at its current trading valuation due to its leading market share in the children’s apparel market and its large store base coupled with a direct sourcing infrastructure that allows the Company to offer high quality and value products to its customers. We believe the Company also has significant growth opportunities in e-commerce and international markets.

Despite its leading market position, the Company trades at a modest valuation of 6.0x enterprise value to EBITDA.1 We believe this discounted valuation is due to investors' concern over the Company's deteriorating operating performance since 2010 under the leadership of the current CEO, Jane Elfers. Based on our analysis of publicly available information on the Company, we believe that with the right management team in place, the Company can more than double its earnings per share (EPS) within the next three years compared to the Company’s actual results for fiscal 2014 of $3.05 per share.2

Fiscal Year ($in millions)	2014	2015E	2016E	2017E
Sales	1,761	1,797	1,832	1,869
% Change		2.0%	2.0%	2.0%

Gross Profit	622	644	675	702
% of Sales	35.3%	35.8%	36.8%	37.6%

Operating Expenses	463	467	468	468
% of Sales	26.3%	26.0%	25.5%	25.0%

D&A	60	64	65	64

EBIT	99	113	143	171
Interest Income	(0)	-	-	-

Taxes	32	37	47	56
Net Income	67	75	96	115
EPS	$3.05	$3.68	$4.90	$6.19
Weighted Average Shares	21.9	20.5	19.5	18.5

We believe these results could be achieved through a combination of reinvigorated sales growth, increased margins, strong free cash flow generation through better inventory management and reduced capital expenditures, aggressive share repurchases and accretively closing underperforming stores.
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1 Source: S&P Capital IQ as of March 6, 2015 based on an enterprise value calculation of $1.014 billion and the consensus EBITDA estimate for 2015 of $169.5 million.
2 Analysis derived from information set forth in Company filings.

WE ARE CONCERNED WITH THE COMPANY’S PROLONGED UNDERPERFORMANCE

We are Concerned with the Company’s Poor Stock Price Performance

We are seriously concerned that the Company's stock price has significantly underperformed the S&P 500 Retailing Index, the S&P 500 Index, the Russell 2000 Index and its peer, Carter’s Inc.3 over the past one, three and five-year periods prior to the release of our March 11th letter and during Ms. Elfers' tenure, as displayed in the following chart.4
	1 Year (3/10/14 - 3/9/15)	3 Years (3/12/12 - 3/9/15)	5 Years (3/10/10 - 3/9/15)	CEO Tenure (1/4/10 - 3/9/15)

The Children’s Place	12.0%	13.0%	35.2%	80.7%
S&P 500 Retailing Index	18.7%	86.3%	155.4%	171.7%
S&P 500 Index	13.1%	61.7%	101.7%	104.7%
Russell 2000 Index	3.3%	56.5%	93.8%	104.7%
Carter’s, Inc.	16.1%	86.5%	198.6%	242.9%

We believe this stock price underperformance is directly attributable to the Company’s poor operating performance, as discussed in more detail below.

We are Concerned with the Company’s Deteriorating Operating Performance

Despite investing over $399 million in capital expenditures since 2010 under Ms. Elfers’ leadership, the Company’s EBITDA has declined from $203.6 million in the fiscal year ended January 2011 to $151.6 million in the fiscal year ended January 2015, representing a decline of 26%. 5   Further, the Company has seen its gross margin fall by approximately 480 basis points since 2009. Other key metrics have also declined as shown in the table below.

	2010	2011	2012	2013	2014
Same-Store-Sales Growth	(2.5%)	(2.5%)	2.0%	(2.8%)	0.4%
Gross Margin	39.4%	38.4%	38.2%	37.1%	35.3%
Gross Margin Change, bps		(100)	(20)	(110)	(180)
Inventory Turnover	4.9x	4.7x	4.4x	3.8x	3.7x
EBITDA Margin	12.2%	10.6%	10.0%	9.6%	8.6%

We are concerned that the Board appears unwilling to take any actions to hold management accountable for the Company’s underperformance.

We are Concerned with the Deterioration in Same-Store Sales and Profitability

The Company has experienced negative same-store sales growth coupled with a decrease in the number of customer transactions.  In fact, The Children’s Place has experienced declining gross margins every year that Ms. Elfers has been at the helm of the Company.  These declines have been accelerating, culminating this year in the worst gross margin decline during her tenure.

We are Concerned with the Company’s Inventory Management

As shown in the table above, the Company’s inventory turnover has fallen from 4.9x in fiscal 2010 to 3.7x in fiscal 2014.  Ms. Elfers specifically targeted improvement of inventory turnover as one of her five key initiatives during her first earnings call in March 10, 2010, stating:

“The five key initiatives are strengthening the merchandise, accelerating new store growth with the focus on value centers, optimizing inventory management, sharpening our marketing message and driving e-commerce growth.”

____________________
3  Carters, Inc. is the only comparable publicly traded peer that focuses on selling children’s apparel.
4  Source: Company filings.
5  EBITDA is calculated as reported operating income plus asset impairment charges plus depreciation and amortization less other income.

During the same call, she remarked:

“In addition to focusing on getting the right merchandise into the right store at the right time, we’re taking a hard look at how much inventory we need to drive top line sales and how to optimize inventory flow into the store. I have a bias for lean inventories, and there is clearly an opportunity at The Children’s Place to reduce inventory levels and better manage flow to the stores.”

Fast forward to 2014, the Company is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 ending January 31, 2015 than it did in the fourth quarter of 2009 ending January 30, 2010, as displayed in the chart below.6

For the Fiscal Period Ending (in thousands)	12 months 01/30/10	12 months 01/29/11	12 months 01/28/12	12 months 02/02/13	12 months 02/01/14	12 months 01/31/15
Cost of goods sold	984,086	1,013,878	1,056,213	1,118,046	1,110,268	1,139,024
Beginning of year inventory	211,227	206,227	210,523	237,786	266,976	322,422
End of year inventory	206,227	210,523	237,786	266,976	322,422	297,631
Average Inventory	208,727	208,375	224,155	252,381	294,699	310,027
Inventory turnover (COGS / Avg. Inventory)	4.7x	4.9x	4.7x	4.4x	3.8x	3.7x

We believe that the Company’s poor inventory management is costing the Company an estimated additional $65 to $75 million of working capital.  In addition, we believe the Company's poor inventory management is interrelated with its declining same-store sales and gross margins, as slow turning inventory leads to greater reliance on markdowns.

We Are Concerned with the Company’s Capital Allocation Decisions

During Ms. Elfers' tenure, capital spending has exceeded depreciation and amortization by $89 million.  Notably, the Company has expanded its store footprint from 947 stores in January 2010 to 1,097 stores in January 2015.  While many retailers appear to have been working to shrink their North American store footprints, the Company was accelerating store growth. In fact, when The Children’s Place was already one of the largest specialty retailers in North America, the Company proceeded to grow stores by another 18% since 2010 and as recently as two years ago initiated a plan to grow to 1,250 - 1,300 stores 7 , or 18-22% more than the existing number of stores at the time.  However, a mere seven months later in June of 2013, the then Chief Financial Officer of the Company, Michael Scarpa, stated that the Company “. . . made the decision to close approximately 100 underperforming stores through 2016 including 45 this year." We believe that this abandoned North American expansion plan represented a loss of time, energy and capital expenditure.

We are Concerned with the High Management Turnover at the Company

We are concerned by the significant amount of turnover among top level executives at The Children’s Place. We believe that constant executive turnover has been a major contributor to the Company’s disappointing financial and stock price performance.  In fact, shortly after Ms. Elfers was appointed CEO in 2010, she made a number of management changes to key roles, including Chief Operating Officer, Head Merchant, Head of Design, Chief Marketing Officer, and Head of International.  Notably, four of the five key positions are no longer held by the same executives.

Since 2010, the Company is on its fourth CFO, third Head of Design, second Head of Planning and Allocation, third Head of Sourcing, second Head of Merchandising and second Chief Operating Officer. Furthermore, the Chief Marketing Officer and Chief Information Officer, both hired during Ms. Elfers’ tenure, have also left the Company and have not been replaced.  In light of these significant turnovers, we question Ms. Elfers’ managerial expertise and whether she is capable of identifying and retaining the appropriate talent to improve the Company’s performance.
____________________
6 Source: Company filings.
7 Source: November 15, 2012 investor conference call.

We Are Concerned with the Misalignment Between CEO Pay and Company Performance

Despite the Company’s poor operating results and stock price underperformance, we believe Ms. Elfers has been excessively compensated at the expense of The Children’s Place stockholders.  In fact, the two leading independent proxy voting advisory firms, Glass Lewis & Co. (“Glass Lewis”) and Institutional Shareholder Services Inc. (“ISS”), share our serious concerns with the Company’s executive compensation.  In its 2014 report, Glass Lewis stated:

“The Company has been deficient in linking executive pay to corporate performance, as indicated by the ‘F’ grade received by the Company in Glass Lewis’ pay-for-performance model. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, the Company has not implemented such a program.”

ISS agreed, stating in its 2014 report that its “initial quantitative screen has indicated a high concern with respect to the alignment of CEO pay and company performance relative to a peer group of companies similar in size and industry.”  Importantly, ISS recommended a vote “AGAINST” the Company’s executive compensation program in each of the last three years.

We find it remarkable that Ms. Elfers' total compensation over the last four years was $42.6 million, which, for comparison, was $12.7 million, or 43%, greater than that of the CEO of Carter's, Inc. (“Carter’s”). 8   Perhaps even more concerning is the fact that Carter's has a market capitalization that is nearly four times larger, and its stock outperformed The Children's Place by 185% over this four-year period: 9

	2011	2012	2013	2014	4-year Total
The Children’s Place CEO compensation	$11.1	$17.2	$6.8	$7.4	$42.6
The Children’s Place total shareholder return	7.0%	-16.6%	28.6%	1.1%	16.0%

Carter’s CEO compensation	$6.0	$9.8	$7.6	$6.3	$29.9
Carter’s total shareholder return	34.9%	39.8%	29.9%	22.8%	200.8%

The CEO Compensation Target was over 2x the Median Target CEO Compensation of the Company’s identified peer group in 2012, and Ms. Elfers was the highest paid CEO in the peer group in that year, receiving $17.2 million.  In addition, Ms. Elfers was awarded $6.8 million of total compensation in 2013 despite missing the Company's original target for adjusted operating income by 9.5%.10

Further, in 2014, Ms. Elfers was awarded $7.4 million of total compensation for exceeding an adjusted operating income target which was 14% lower than the actual adjusted operating income reported in 2013. 11   It should be noted that the Company uses a peer group that has a median market capitalization of greater than $2 billion, or almost double The Children’s Place’s market capitalization.

Despite the Company’s underperformance, management has been richly compensated while, we believe, stockholder value has suffered. We think it is time for the Board to be held accountable for its failure to protect the interests of The Children’s Place stockholders. Further, we believe that the Company’s poor executive compensation practices have contributed to a management and Board culture that seem indifferent to poor financial and operational results.

We Believe the Company Should Explore Opportunities for a Sale Transaction

We believe that The Children’s Place’s market leading position in the children’s apparel space and its direct sourcing infrastructure would be of strategic interest to larger companies who could capitalize on efficient low-cost sourcing opportunities. We think a strategic player would be able to improve the Company’s cost structure and inventory management as well as rationalize the Company’s store base and would likely be willing to pay a significant premium to acquire the Company.   We believe private equity buyers would also likely be interested in The Children’s Place given the Company’s stable operating cash flow and substantial opportunities for working capital and operating improvements.

____________________
8  Source: Company proxy statement.
9  Total shareholder returns are based upon the relevant calendar year.
10  Based on the Company’s 2014 proxy statement, the original Adjusted Operating Income target for fiscal 2013 was $122 million and the Company reported $110.4 million, 9.5% lower than the original target.
11  Source: Company proxy statements.

Our Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders

For the reasons set forth above, we lack confidence in management’s and the Board’s ability to unlock value for the benefit of all stockholders.  We have identified several highly qualified directors with valuable and relevant business and financial experience that we believe will allow them to make informed decisions to explore and identify opportunities to unlock value at The Children’s Place.

Seth R. Johnson currently serves as a director of Tilly’s, Inc., a fast-growing destination specialty retailer of West Coast inspired apparel, footwear and accessories, where he serves as Chairperson of the audit committee.  He also currently serves as a director of bebe stores, inc., a global specialty retailer.  From 2007 to 2009, Mr. Johnson was an instructor in business strategy at Chapman University’s Argyros School of Business and Economics. From 2005 to 2006, he served as the Chief Executive Officer of Pacific Sunwear of California, Inc.  Prior to that, Mr. Johnson was the Chief Operating Officer and Chief Financial Officer of Abercrombie & Fitch Co.  He previously served as a member of the board of directors and as lead director of True Religion Apparel Inc. and as a director of DEI Holdings Inc.

Robert L. Mettler served as President of Special Projects of Macy’s, Inc., a leading department store chain (“Macy’s”), from February 2008 until his retirement in January 2009.  He previously served as Chairman and Chief Executive Officer of Macy’s West, a division of Macy’s, and as President and Chief Operating Officer of Macy’s West.  Prior to joining Macy’s, Mr. Mettler held various executive positions in the retail industry, including President of Merchandising - Full Line Stores of Sears, Roebuck and Co., President of Apparel and Home Fashions of Sears, and President and Chief Executive Officer of Robinson’s May Company.  He has served as a director of Barington/Hilco Acquisition Corp. since September 2014.  Mr. Mettler previously served as a member of the boards of directors of Stein Mart, Inc., Quiksilver, Inc. and The Jones Group, Inc.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight (8) directors, three (3) of whom are up for election at the Annual Meeting.   While the Board is currently divided into three classes, stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to declassify the Board at the Company’s 2014 annual meeting of stockholders.  The declassification of the Board will be phased in commencing with the Annual Meeting, and will therefore be fully declassified commencing with the 2017 Annual Meeting.  We are seeking your support at the Annual Meeting to elect our two (2) Nominees in opposition to two (2) of the Company’s director nominees to serve a two year term expiring at the 2017 Annual Meeting.  If elected, our Nominees will constitute a minority of the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, or offices for the past five (5) years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  Both of the Nominees are citizens of the United States.

Seth R. Johnson, age 61, has more than thirty (30) years of apparel retail experience.  Mr. Johnson has served as a director of Tilly’s, Inc. (NYSE:TLYS), a fast-growing destination specialty retailer of West Coast inspired apparel, footwear and accessories, since 2011, where he also serves as Chairperson of the audit committee and previously served as a member of the advisory committee to the board of directors from July 2008 through 2011.  He has also served as a director of bebe stores, inc. (NASDAQ:BEBE), a global specialty retailer, since July 2014.  From 2007 to 2009, Mr. Johnson was an instructor in business strategy at Chapman University’s Argyros School of Business and Economics. From 2005 to 2006, he served as the Chief Executive Officer of Pacific Sunwear of California, Inc. (“Pacific Sunwear”).  During his tenure, Pacific Sunwear achieved the highest level of net income in its history.  From 1999 to 2004, Mr. Johnson was the Chief Operating Officer of Abercrombie & Fitch Co., a specialty retailer (“Abercrombie & Fitch”), and was its Chief Financial Officer from 1992 to 1998. During that time period, Mr. Johnson led Abercrombie & Fitch’s initial public offering and participated in business growth from sales of $85 million to over $2 billion.  From 2010 to 2013, Mr. Johnson served as a member of the board of directors and as lead director of True Religion Apparel Inc., and from 2007 to 2009, as a director of DEI Holdings Inc.  Both companies were previously publicly-traded.  Mr. Johnson is currently a director of the Pacific Symphony.  Mr. Johnson holds a Bachelor of Arts degree in Economics from Yale University and earned his Master of Business Administration from The University of Chicago.

We believe that Mr. Johnson is qualified to serve as a director of the Company based upon, among other things, his significant executive level experience in the retail apparel industry, his public company director experience, and his experience in designing, sourcing, marketing and merchandising branded products in the specialty retail channel, which will enable him to contribute important operational, financial and strategic planning insights to the Board.

Robert L. Mettler, age 74, was President of Special Projects of Macy’s from February 2008 until his retirement in January 2009.  He previously served as Chairman and Chief Executive Officer of Macy’s West, a division of Macy’s, from 2002 to 2008 and as President and Chief Operating Officer of Macy’s West from 2000 to 2002.  Prior to joining Macy’s, Mr. Mettler held various executive positions in the retail industry, including President of Merchandising - Full Line Stores of Sears, Roebuck and Co. from 1996 to 2000, President of Apparel and Home Fashions of Sears from 1993 to 1996, and President and Chief Executive Officer of Robinson’s May Company from 1987 to 1993.  He has served as a director of Barington/Hilco Acquisition Corp. since September 2014.  Mr. Mettler was also a member of the board of directors of Stein Mart, Inc. from 2009 until 2013, a member of the board of directors of Quiksilver, Inc. from 2010 until 2014, and a member of the board of directors of The Jones Group, Inc. from 2009 until the company was sold in 2014. Mr. Mettler holds a Bachelor of Arts degree in Economics from the University of Virginia.

We believe that Mr. Mettler is qualified to serve as a director of the Company based upon, among other things, his executive leadership experience in the retail industry, his public company director experience, and his experience in marketing and merchandising apparel products, which will enable him to contribute important operational, financial and strategic planning insights to the Board.

The principal business address of Mr. Johnson is 646 Vista Lane, Laguna Beach, California 92651.  The principal business address of Mr. Mettler is P.O. Box 1209, Rancho Santa Fe, California 92067.

As of the date hereof, Mr. Johnson does not beneficially own any securities of the Company and has not engaged in any transactions in securities of the Company during the past two (2) years.  As of the date hereof, Mr. Mettler does not beneficially own any securities of the Company and has not engaged in any transactions in securities of the Company during the past two (2) years.

Shareholders for Change at The Children’s Place believes that each Nominee presently is, and if elected as a director of the Company, will be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002, as amended.  No Nominee is a member of the Company’s compensation, nominating or audit committees that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings among members of Shareholders for Change at The Children’s Place and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company, if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company, or any of its subsidiaries, or has a material interest adverse to the Company, or any of its subsidiaries, in any material pending legal proceeding.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2016.  The Company is submitting the appointment of BDO USA, LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING JANUARY 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

ADVISORY VOTE ON NAMED EXECUTIVE OFFICERS’ COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a Say-On-Pay proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to approve, on an advisory basis, the compensation of its named executive officers, as described in the Company’s proxy statement pursuant to the compensation disclosure rules of the SEC, including the narrative disclosure, tables and footnotes contained in the Company’s proxy statement. Accordingly, the Board is asking stockholders to indicate support for the following resolution:

“RESOLVED, that, on an advisory basis, the stockholders approve the compensation of the Company’s named executive officers for the fiscal year ended January 31, 2016, as disclosed in the Company’s Proxy Statement for fiscal 2014 pursuant to the compensation disclosure rules of the Securities and Exchange Commission.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay proposal is an advisory vote only, and is not binding on the Company, the Compensation Committee or the Board.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS ADVISORY VOTE ON NAMED EXECUTIVE OFFICERS’ COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one (1) vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Shareholders for Change at The Children’s Place believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of the selection of BDO USA, LLP as the Company’s independent registered public accounting firm, and AGAINST the Say on Pay proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three (3) Class III candidates for election at the Annual Meeting.  We are seeking to change a minority of the Board. This Proxy Statement is soliciting proxies to elect not only our two Nominees, but also the one candidate who has been nominated by the Company other than Norman S. Matthews and Stanley W. Reynolds.  This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of three (3) nominees in total.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There can be no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at such meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of votes represented by the shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present for purposes of determining a quorum.  Shares represented by “broker non-votes” also are counted as present for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for contested director elections.  The three (3) nominees receiving the highest number of affirmative votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of the Selection of Independent Registered Public Accountants ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2016 will be deemed to have been ratified if a majority of the votes cast, either in person or by proxy, at the Annual Meeting vote in favor of such ratification.  Broker non-votes will have no effect on the ratification of the appointment, but abstentions will act as a vote against ratification of the appointment.

Advisory Vote to Approve the Compensation of the Named Executive Officers─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the Company’s named executive officers’ compensation will be approved if a majority of the votes cast, either in person or by proxy, at the Annual Meeting vote in favor of approval of the named executive officers’ compensation.  Broker non-votes will have no effect on the approval of the executive compensation program, but abstentions will act as a vote against approval of the Say on Pay proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.  If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Shareholders for Change at The Children’s Place’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Shareholders for Change at The Children’s Place in care of D.F. King & Co., Inc. (“D.F. King”), at the address set forth on the back cover of this Proxy Statement or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Shareholders for Change at The Children’s Place in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, D.F. King may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Shareholders for Change at The Children’s Place.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person or by advertisements.

Certain members of Shareholders for Change at The Children’s Place have entered into an agreement with D.F. King for solicitation and advisory services in connection with this solicitation, for which D.F. King will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and D.F. King will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Certain members of Shareholders for Change at The Children’s Place have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock such persons and institutions hold of record.  Certain members of Shareholders for Change at The Children’s Place will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that D.F. King will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Shareholders for Change at The Children’s Place.  Costs of this solicitation of proxies, including attorney’s fees and other costs incidental to this solicitation, are currently estimated to be approximately $[_____].  Shareholders for Change at The Children’s Place estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____].  Shareholders for Change at The Children’s Place intends to seek reimbursement from the Company of all expenses it, or its representatives, incurs in connection with this solicitation.  Shareholders for Change at The Children’s Place does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Macellum, Macellum Advisors GP, LLC (“Macellum GP”), Macellum Capital Management, LLC (“Macellum Capital”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”), Jonathan Duskin, Barington, Barington Companies Investors, LLC (“BIC”), James A. Mitarotonda, Barington Capital Group, L.P. (“Barington Capital”), LNA Capital Corp. (“LNA Capital”), Hilco, Inc. (“Hilco”), Seth R. Johnson and Robert L. Mettler.

The principal business of Macellum, a Delaware limited partnership, is acquiring, holding and disposing of investments in various companies. Macellum GP, a Delaware limited liability company, is the general partner of Macellum. The principal business of Macellum GP is acquiring, holding and disposing of investments in various companies.  The principal business of Macellum Capital, a Delaware limited liability company, is acquiring, holding and disposing of investments in various companies.  MCM Managers, a Delaware limited liability company, serves as the managing member of Macellum Capital, and MCM Management, a Delaware limited liability company, serves as the managing member of MCM Managers.  Jonathan Duskin, a United States citizen, is the sole member of Macellum GP and is the managing member of MCM Management. The principal occupation of Mr. Duskin is serving as the Chief Executive Officer and Portfolio Manager of Macellum Capital.  The principal business of Barington, a Delaware limited partnership, is acquiring, holding and disposing of investments in various companies.  BIC, a Delaware limited liability company, serves as the general partner of Barington.  The principal business of BIC is serving as the general partner of Barington and as an investment advisor to certain other parties or accounts.  James A. Mitarotonda, a United States citizen, is the managing member of BIC.  BIC is a majority-owned subsidiary of Barington Capital. The principal business of Barington Capital, a New York limited partnership, is acquiring, holding and disposing of investments in various companies. LNA Capital, a Delaware corporation, is the general partner of Barington Capital.  The principal business of LNA Capital is serving as the general partner of Barington Capital.  Mr. Mitarotonda is the sole stockholder and director of LNA Capital. The principal business of Hilco, an Illinois corporation, is acquiring, holding and disposing of investments in various companies. Jeffery B. Hecktman, a United States citizen, is the chairman, chief executive officer, majority stockholder and sole director of Hilco. The principal occupation of Mr. Hecktman is serving as the chairman and chief executive officer of Hilco Trading, LLC.

The address of the principal business and principal office of each of Macellum, Macellum Capital, Macellum GP, MCM Managers, and MCM Management is 99 Hudson Street, 5th Floor, New York, New York 10013. The business address of Mr. Duskin is c/o Macellum Capital Management, LLC, 99 Hudson Street, 5th Floor, New York, New York 10013. The address of the principal business and principal office of each of Barington, BIC and Barington Capital is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  The address of the principal business and principal office of LNA Capital is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  The address of the principal business and principal office of Hilco is 5 Revere Drive, Suite 206, Northbrook, Illinois 60062.  The business address of Mr. Hecktman is c/o Hilco Trading, LLC, 5 Revere Drive, Suite 206, Northbrook, IL 60062.

As of the date hereof, Macellum beneficially owns 315,600 shares of Common Stock, including 89,600 shares of Common Stock underlying certain call options exercisable within sixty (60) days hereof.  As the general partner of Macellum, Macellum GP may be deemed to beneficially own the 315,600 shares of Common Stock owned by Macellum.  As of the date hereof, Macellum Capital beneficially owns 6,270 shares of Common Stock, including 3,100 shares of Common Stock underlying certain call options exercisable within sixty (60) days hereof.  MCM Managers, as the managing member of Macellum Capital, may be deemed to beneficially own the 6,270 shares of Common Stock owned by Macellum Capital.  MCM Management, as the managing member of MCM Managers, may be deemed to beneficially own the 6,270 shares of Common Stock owned by Macellum Capital.  Mr. Duskin, as the sole member of Macellum GP and the managing member of MCM Management, may be deemed to beneficially own the 321,870 shares of Common Stock owned in the aggregate by Macellum and Macellum Capital.  As of the date hereof, Barington beneficially owns 117,800 shares of Common Stock.  As the general partner of Barington, BIC may be deemed to beneficially own the 117,800 shares of Common Stock owned by Barington.  As the majority member of BIC, Barington Capital may be deemed to beneficially own the 117,800 shares of Common Stock owned by Barington.  As the general partner of Barington Capital, LNA Capital may be deemed to beneficially own the 117,800 shares of Common Stock owned by Barington.  As the sole stockholder and director of LNA Capital and the managing member of BIC, Mr. Mitarotonda may be deemed to beneficially own the 117,800 shares of Common Stock owned by Barington.  As of the date hereof, Hilco beneficially owns 2,000 shares of Common Stock.  Mr. Hecktman, as the chairman, chief executive officer, majority stockholder and sole director of Hilco, may be deemed to beneficially own the 2,000 shares of Common Stock owned by Hilco.

For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock beneficially owned by each of Macellum, Macellum Capital, Barington, and Hilco were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted, as set forth in Schedule I.

Macellum, Macellum Capital, Macellum GP and Mr. Duskin (together, the “Macellum Parties”) and Barington, BCI, Barington Capital, LNA Capital and Mr. Mitarotonda (together, the “Barington Parties”) have entered into an Agreement of Joint Filing pertaining to their investments in, and activities related to, the Company and its securities (the “Group Agreement”).  Pursuant to the terms of the Group Agreement, the Macellum Parties and Barington Parties the agreed, among other things, (i) to the joint filing of statements on Schedule 13D on behalf of each of them with respect to the securities of the Company to the extent required under applicable law, (ii) to cooperate to establish parameters under which an investment in securities of the Company shall be made, (iii) to authorize a designated trader to purchase and sell all securities of the Company on behalf of the group members, with such securities to be allocated among the group members in accordance with an agreed-upon investment allocation, and (iv) that all expenses related to the group’s activities would be pre-approved and shared pro rata.

BCI has entered into a co-investment agreement with Hilco (the “Co-Investment Agreement”), pursuant to which Hilco may co-invest with BCI and its affiliates in certain investment opportunities.  Pursuant to the terms of the Co-Investment Agreement, BCI is entitled to receive from Hilco a fee with respect to certain profits Hilco may derive from such investments (which include investments in the Common Stock of the Company), as well as the reimbursement of certain expenses BCI may incur in connection with the execution of its investment strategy.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Shareholders for Change at The Children’s Place is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters that Shareholders for Change at The Children’s Place is not aware of at a reasonable time before this solicitation be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

FUTURE STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, any stockholder wishing to submit a proposal to be included in the Company’s proxy statement for the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) pursuant to SEC rules, must deliver such proposal(s) to The Children’s Place’s Corporate Secretary on or before Thursday, December 24, 2015.  Stockholder proposals should be mailed to the Corporate Secretary, The Children’s Place, Inc., 500 Plaza Drive, Secaucus, New Jersey 07094.

In addition, according to the Company’s proxy statement for the Annual Meeting, under the Bylaws, any stockholder wishing to nominate a director or bring other business before the stockholders at the 2016 Annual Meeting, must notify the Company’s Corporate Secretary in writing at least forty-five (45) days but not more than sixty (60) days prior to the date of the annual meeting of stockholders; provided, however, that if fewer than fifty-five (55) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, then the Company’s Corporate Secretary must receive the proposal no later than the close of business on the tenth (10th) day following the date on which notice of the meeting date is mailed or public disclosure is made, whichever occurs first.  These requirements apply to any matter that a stockholder wishes to raise at the 2016 Annual Meeting other than pursuant to the procedures set forth in Rule 14a-8 under the Exchange Act.

Stockholders should contact the Corporate Secretary in writing at 500 Plaza Drive, Secaucus, New Jersey 07094, to make any submission or to obtain additional information as to the proper form and content of submissions.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Shareholders for Change at The Children’s Place that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING AND ARE THEREFORE RELYING UPON THE COMPANY’S PROXY STATEMENT TO COMMUNICATE SUCH INFORMATION THAT WE WOULD OTHERWISE BE REQUIRED TO DISCLOSE UNDER APPLICABLE LAW.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ABOUT THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION THAT WOULD OTHERWISE BE REQUIRED TO BE DISCLOSED UNDER APPLICABLE LAW.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE

May [__], 2015

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Number of Securities Purchased / (Sold)	Date of Purchase / Sale
MACELLUM SPV II, LP
Purchase of Common Stock	5,000	12/19/2014
Purchase of Common Stock	5,000	12/22/2014
Purchase of Common Stock	2,500	12/23/2014
Purchase of Common Stock	5,000	12/24/2014
Purchase of Common Stock	2,466	12/29/2014
Purchase of Common Stock	2,034	12/30/2014
Sale of Put Option	(10)	12/30/2014
Sale of Put Option	(75)	01/05/2015
Purchase of Common Stock	4,240	01/05/2015
Sale of Put Option	(130)	01/06/2015
Purchase of Common Stock	5,000	01/06/2015
Purchase of Common Stock	8,000	01/07/2015
Purchase of Common Stock	4,000	01/07/2015
Sale of Put Option	(75)	01/12/2015
Sale of Put Option	(100)	01/12/2015
Purchase of Common Stock	3,760	01/12/2015
Purchase of Common Stock	4,000	01/13/2015
Purchase of Common Stock	3,750	01/15/2015
Sale of Put Option	(250)	01/20/2015
Sale of Put Option	(100)	01/20/2015
Purchase of Common Stock	500	01/26/2015
Sale of Put Option	(300)	01/28/2015
Purchase of Common Stock	4,250	01/28/2015
Purchase of Common Stock	2,854	01/29/2015
Purchase of Common Stock	7,646	01/30/2015
Purchase of Common Stock	6,000	02/02/2015
Purchase of Common Stock	4,000	02/03/2015
Purchase of Common Stock	4,000	02/04/2015
Purchase of Common Stock	4,000	02/09/2015
Purchase of Common Stock	1,000	02/11/2015
Purchase of Common Stock	1,000	02/12/2015
Purchase of Common Stock	1,500	02/13/2015
Purchase of Common Stock	10,000	02/17/2015
Purchase of Common Stock	2,500	02/17/2015
Purchase of Common Stock	7,000	02/19/2015
Purchase of Common Stock	52,500	02/20/2015
Purchase of Common Stock	17,500	02/20/2015
Purchase of Common Stock	2,000	02/23/2015
Purchase of Common Stock	2,000	02/24/2015
Purchase of Common Stock	300	03/03/2015
Purchase of Common Stock	5,700	03/04/2015

Purchase of Common Stock	18,000	03/05/2015
Purchase of Common Stock	7,000	03/06/2015
Purchase of Call Option	97	03/09/2015
Purchase of Call Option	316	03/09/2015
Purchase of Call Option	483	03/09/2015
Purchase of Common Stock	10,000	03/09/2015
MACELLUM CAPITAL MANAGEMENT, LLC
Purchase of Common Stock	530	09/26/2014
Purchase of Common Stock	530	10/10/2014
Purchase of Common Stock	500	10/13/2014
Sale of Common Stock	(1,040)	11/06/2014
Purchase of Common Stock	550	02/19/2015
Purchase of Common Stock	550	02/24/2015
Purchase of Call Option	17	03/09/2015
Purchase of Call Option	11	03/09/2015
Purchase of Call Option	3	03/09/2015
Purchase of Common Stock	1,550	03/09/2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
Purchase of Common Stock	10,000	06/13/2014
Purchase of Common Stock	10,000	06/16/2014
Sale of Put Option	(500)	06/26/2014
Purchase of Common Stock	10,000	07/07/2014
Purchase of Common Stock	3,800	07/08/2014
Purchase of Common Stock	5,000	07/10/2014
Purchase of Common Stock	5,000	07/11/2014
Purchase of Common Stock	10,000	07/16/2014
Purchase of Common Stock	15,000	07/17/2014
Purchase of Common Stock	5,000	08/01/2014
Purchase of Common Stock	5,000	08/13/2014
Sale of Put Option	(500)	08/22/2014
Purchase of Put Option	500	08/22/2014
Sale of Call Option	(500)	08/28/2014
Purchase of Common Stock	2,500	09/23/2014
Purchase of Common Stock	5,000	09/25/2014
Purchase of Common Stock	2,500	09/26/2014
Purchase of Common Stock	2,500	09/29/2014
Purchase of Common Stock	3,000	09/30/2014
Purchase of Call Option	50	10/06/2014
Purchase of Common Stock	5,500	10/08/2014
Purchase of Common Stock	2,500	10/20/2014
Purchase of Common Stock	3,000	11/04/2014
Purchase of Common Stock	2,500	11/05/2014
Purchase of Call Option	30	11/10/2014
Purchase of Call Option	420	11/20/2014
Sale of Put Option	(500)	01/12/2015

Sale of Put Option	(500)	01/16/2015
Sale of Put Option	(500)	02/19/2015
Sale of Put Option	(500)	02/19/2015
Sale of Put Option	(750)	03/10/2015
Sale of Put Option	(250)	03/11/2015
Purchase of Common Stock	10,000	03/11/2015

HILCO, INC.
Purchase of Common Stock	2,000	09/30/2014

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 23, 2015.

Stock Ownership of Directors and Executive Officers

The following table shows the beneficial ownership of Common Stock of each director, each director nominee, each of the NEOs appearing in the Summary Compensation Table, and the directors and executive officers (including the NEOs) as a group.  “Beneficial ownership” as used here means more than “ownership” as that term is commonly used.  For example, a person “beneficially” owns Company stock not only if he or she holds it directly, but also if he or she has (or shares) the power to vote or sell the stock indirectly (for example, through a relationship, a position as a director or trustee, or a contract or understanding).  Beneficial ownership also includes shares a person has the right to acquire within 60 days, for example, through the scheduled vesting of an equity award or the exercise of a stock option.

Name of Beneficial Owner(1)	Shares Beneficially Owned(2)	Percent of Class
Norman Matthews(2)	81,678	*
Joseph Alutto(3)	41,323	*
Jane Elfers(4)	221,775	1.1%
Susan Patricia Griffith(5)	4,886	*
Joseph Gromek(6)	13,873	*
Kenneth Reiss(7)	5,475	*
Stanley W. Reynolds(8)	0	*
Susan Sobbott(9)	1,374	*
Michael Scarpa(10)	31,701	*
Brian Ferguson(11)	1,350	*
Gregory Poole(12)	5,466	*
Anurup Pruthi(13)	0	*
All directors and executive officers as a group (15 persons)	471,743	2.3%

* Less than one percent

Notes to the Stock Ownership Table

(1)
Information about Common Stock holdings in the above table and in these footnotes is as of April 10, 2015.  Unless stated otherwise in these notes, each person named in the table owns his or her shares directly and has sole voting and investment power over such shares.

(2)
Does not include 2,332 shares of Common Stock granted on February 2, 2015, pursuant to TRSUs not yet vested.  Does include 21,158 shares of Common Stock credited to Mr. Matthews’ deferral account under the Company’s Nonqualified Deferred Compensation Plan.  Mr. Matthews has no voting or dispositive power over shares credited to his deferral account under the Company’s Nonqualified Deferred Compensation Plan.

(3)
Does not include 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.  Does include 15,000 shares of Common Stock issuable to Dr. Alutto upon exercise of outstanding fully exercisable stock options and 9,623 shares of Common Stock credited to Dr Alutto’s deferral account under the Company’s Nonqualified Deferred Compensation Plan.  Dr. Alutto has no voting or dispositive power over shares of Common Stock credited to his deferral account under the Company’s Nonqualified Deferred Compensation Plan.

(4)
Does not include 111,115 shares of Common Stock granted pursuant to PRSUs which have been earned, but which are not to be delivered until April 2017, in accordance with their terms.  If Ms. Elfers were to voluntarily terminate her employment for other than Good Reason, she would forfeit these shares.

(5)	Does not include 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.

(6)	Does not include 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.

(7)	Does not include 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.

(8)	Does not include 501 shares of Common Stock granted on November 4, 2014 pursuant to TRSUs not yet vested and 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.

(9)	Does not include 1,666 shares of Common Stock granted on February 2, 2015 pursuant to TRSUs not yet vested.

(10)	Does not include 33,489 shares of Common Stock granted to Mr. Scarpa pursuant to TRSUs not yet vested and 2,500 shares of Common Stock earned pursuant to PRSUs not yet vested.

(11)	Does not include 23,267 shares of Common Stock granted pursuant to TRSUs not yet vested.

(12)	Does not include 52,133 shares of Common Stock granted to Mr. Poole pursuant to TRSUs not yet vested and 1,600 shares of Common Stock earned pursuant to PRSUs not yet vested.

(13)	Does not include 5,000 shares of Common Stock granted to Mr. Pruthi pursuant to TRSUs not yet vested.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of the Company’s Common Stock as of April 10, 2015.

Name and Address of Beneficial Owner	Shares Beneficially Owned(2)	Percent of Class
Royce & Associates, LLC(1)	2,640,200	12.66%
BlackRock, Inc.(2)	1,962,825	9.42%
AllianceBernstein LP(3)	1,526,546	7.32%
The Vanguard Group, Inc.(4)	1,366,030	6.55%
Dimensional Fund Advisors LP(5)	1,288,091	6.18%

Notes to the Stock Ownership of Certain Beneficial Owners Table

(1)
According to a Statement on Schedule 13G filed with the SEC on January 6, 2015, as of December 31, 2014, Royce & Associates, LLC, a New York limited liability company with an address of 745 Fifth Avenue, New York, New York, 10151, had sole voting power and dispositive power with respect to 2,640,200 shares.  According to the Schedule 13G, various accounts managed by Royce & Associates, LLC, have the right to receive or the power to direct the receipt of the proceeds from the sale of the shares.  The interest of one account, Royce Special Equity Fund, an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LLC, amounted to 2,170,000 shares, or 10.41%, of the total shares outstanding.

(2)
According to a Statement on Schedule 13G filed with the SEC on January 15, 2015, as of December 31, 2014, BlackRock, Inc., a Delaware corporation with an address of 55 East 52nd Street, New York, New York 10022, had sole voting power with respect to 1,905,292 shares and sole dispositive power with respect to 1,962,825 shares.  According to the Schedule 13G, various persons have the right to receive or the power to direct the receipt of the proceeds from the sale of the shares, but no such person’s interest in the shares is in excess of five percent of the total shares outstanding.

(3)
According to a Statement on Schedule 13G filed with the SEC on February 10, 2015, as of December 31, 2014, AllianceBernstein LP, a Delaware limited partnership with an address of 1345 Avenue of the Americas, New York, New York 10105, had sole voting power with respect to 1,322,746 shares and sole dispositive power with respect to 1,526,546 shares.

(4)
According to a Statement on Schedule 13G filed with the SEC on February 11, 2015, as of December 31, 2014, The Vanguard Group, Inc., a Pennsylvania corporation with an address of 100 Vanguard Boulevard, Malvern, Pennsylvania 19355, had sole voting power with respect to 33,449 shares, sole dispositive power with respect to 1,335,281 shares, and shared dispositive power with respect to 30,749 shares.

(5)
According to a Statement on Schedule 13G filed with the SEC on February 5, 2015, as of December 31, 2014, Dimensional Fund Advisors LP, a Delaware limited partnership with an address of 6300 Bee Cave Road, Building One, Austin, Texas 78746, had sole voting power with respect to 1,218,281 shares and sole dispositive power with respect to 1,288,091 shares.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how few shares of Common Stock you own, please give Shareholders for Change at The Children’s Place your proxy FOR the election of the Nominees and in accordance with Shareholders for Change at The Children’s Place’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;

•	DATING the enclosed BLUE proxy card; and

•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King at the address set forth below.

D.F. KING & CO., INC. c/o Richard Grubaugh 48 Wall Street New York, N.Y. 10005 (212) 269-5550 Stockholders Call Toll-Free at: 800-515-4507 E-mail: plce@dfking.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 1 2015

THE CHILDREN’S PLACE, INC.

2015 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE

THE BOARD OF DIRECTORS OF THE CHILDREN’S PLACE, INC.
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints James A. Mitarotonda and Jonathan Duskin, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of The Children’s Place, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2015 Annual Meeting of Stockholders of the Company scheduled to be held on May 22, 2015 at 10:00 a.m., local time at Two Meadowlands Plaza, East Rutherford, New Jersey 07073 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act with respect to any other matters as may properly come before the Annual Meeting that are unknown to Shareholders for Change at The Children’s Place at a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2 AND “AGAINST” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Shareholders for Change at The Children’s Place’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  SHAREHOLDERS FOR CHANGE AT THE CHILDREN’S PLACE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	Shareholders for Change at The Children’s Place’s proposal to elect Seth R. Johnson and Robert Mettler as directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Seth R. Johnson Robert L. Mettler	[ ]	[ ]	[ ] ________________ ________________ ________________

Shareholders for Change at The Children’s Place intends to use this proxy to vote (i) “FOR” Messrs. Johnson and Mettler and (ii) “FOR” the one candidate who has been nominated by the Company to serve a director, other than Norman S. Matthews and Stanley W. Reynolds, for whom Shareholders for Change at The Children’s Place is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

________________________________________________________

BLUE PROXY CARD

2.	To ratify the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To approve, by non-binding vote, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.